

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 30, 2006

Edward J. Puisis
Chief Financial Officer
Dayton Superior Corporation
7777 Washington Village Drive, Suite 130
Dayton, OH 45459

> **Re:** **Dayton Superior Corporation**
> **Registration Statement on Form S-1**
> **Filed October 3, 2006**
> **File No. 333-137785**

Dear Mr. Puisis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. This information must be included on the prospectus cover page, as well as in the body of the prospectus. See instruction 1(A) to Item 501(b)(3) of Regulation S-K. We will need adequate time to review this information once it is provided.

2. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

3. Prior to the effectiveness of the registration statement, please arrange to have the NASD call us or provide us with a letter indicating that the NASD has cleared the filing.

4. Please update all information in the prospectus to the most recent practicable date.

5. To the extent applicable, please confirm that you will address the following comments as they relate to your Form 10-K for the year ended December 31, 2005 or your Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006 in future filings.

6. We note your references to independent third party appraisals in MD&A, Note 2 and Note 5. Please expand your disclosure to identify the independent third party appraisers and provide their consent in accordance with Rule 436(a) of Regulation C or delete these references.

Pro Forma Financial Information

7. In accordance with Rule 11-01(a)(8) of Regulation S-X, revise your disclosures to provide pro forma financial statements in the form and content required by Rule 11-02 of Regulation S-X to address the following:

    -   the fact that you will use the proceeds of the offering to repay a portion the borrowings under your revolving credit agreement and to purchase a portion of your outstanding 13% senior notes due 2009.
    -   the increase in the redemption value of your Class A common shares subject to put option as a result of the offering.
    -   the fact that you will recognize $700,000 of compensation expense because the 464,157 restricted Class A common shares you issued on June 30, 2006 will vest upon the consummation of this offering.

Inside Front Cover Page

8. Please provide a copy of any inside cover graphics.

Table of Contents, page i

9. We note your disclosure that investors should rely only on the information contained in this prospectus. If you intend to use any free writing prospectuses, you should consider removing this language when you have a Section 10 prospectus available, as you will be liable for, and investors would be entitled to rely upon, that information.

Cautionary Note Concerning Forward-Looking Statements, page ii

10. Please move this section after the Risk Factors section.

11. Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection with an initial public offering. Please delete the reference in the first sentence accordingly.

Prospectus Summary, page 1

Our Company, page 1

12. Disclosure on pages 1-4 of the summary repeats information contained on pages 39-42 of the Business section of the prospectus. Please shorten the prospectus summary. See instruction to Item 503(a) of Regulation S-K.

13. Please revise to include a balanced description of your business. For example, you discuss your net sales, but do not disclose your losses for the same periods. In addition, please include a section highlighting your weaknesses and the risks to investors.

14. Disclose the basis for all of your assertions about your competitive position within your industry. If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this. Note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit. Otherwise, please confirm that these sources are widely available to the public. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. This comment is also applicable to any unsupported claims in the Business section of the filing. We may have additional comments after we review your response.

The Offering, page 6

15. Please quantify the amount of debt that will remain after applying the net proceeds of the offering in this section and under Use of Proceeds.

Our Sponsor, page 5

16. Please remove the second paragraph in this section.

Summary Consolidated Financial Data, page 7

17. You indicate in footnote (3) on page 8 that you use EBITDA to regularly evaluate your performance. We have the following comments:

   • Discuss the material limitations associated with use of this non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure.
   • Discuss the manner in which you compensate for the limitations when using this non-GAAP financial measure.
   • If you use EBITDA only as a performance measure, please do not make references to the fact that EBITDA, is not, among other things, an alternative to cash flow from operating activities as a measure of operating liquidity or a measure of free cash flow for management's discretionary use. In this regard, these references imply that EBITDA is also used as a liquidity measure and the use of EBITDA as a liquidity measure requires additional detailed disclosures.

   Refer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Risk Factors, page 9

18. Please add a separate risk factor regarding your substantial negative net worth and the effects on the company's ability to obtain credit. Disclose your negative net worth on a pro forma basis after giving effect to this offering and the use of proceeds.

19. Please add a separate risk factor identifying your material weaknesses in internal controls. Disclose in the heading to this risk factor that your disclosure controls and procedures are not effective and that, as a result, you have restated your financial statements.

20. We note that you recorded a $64 million goodwill impairment charge in 2005 and that you currently have $44 million in goodwill on your balance sheet. We also note your restructuring charges. Please add a risk factor if you expect goodwill to be materially impaired or expect to incur any material restructuring charges over the next 12 months.

21. Please include in an appropriate risk factor, the specific information regarding your industry that you describe in your MD&A section on page 24.

Our substantial level of indebtedness . . . , page 9

22. Quantify the maximum amount of additional debt you can incur under your debt instruments.

23. Please quantify your annual debt service costs.

Market and Industry Information, page 18

24. Please revise the last paragraph of this section to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Use of Proceeds, page 19

25. Please tell us whether any of the debt to be repaid with the proceeds of the offering is held by persons affiliated with the company.

Dilution, page 21

26. Revise the dilution table to include the shares underlying options that officers, directors and affiliates have the right to acquire. See Item 506 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 24

27. We note your disclosure in footnote (7) in the June 30, 2006 financial statements. Please include the following regarding your facility closing and severance expenses:
   - A reasonably detailed discussion of events and decisions that gave rise to your restructuring plans;
   - A discussion of the nature and amount of each material component of the total restructuring charges; and
   - A discussion of the reasonably likely material effects on future earnings and cash flows resulting from the restructuring plans, including quantification of these effects and when they were or are expected to be realized.

Results of Operations, page 26

28. We note your discussion of sales and gross profit. You discuss the reasons for the changes in your sales and gross profit but do not quantify them. For example, you state that the increase in product sales in the first six months of 2006 was due to "higher unit volume from milder weather and improving non-residential construction markets" and rental revenue during 2005 was due to "volume associated with a stronger rental market as well as additional investment in the rental fleet in geographic areas with higher demand" and that the decrease in product gross profit during 2005 was due to "material cost inflation throughout 2004 that had a carryover impact to 2005, increases in freight rates related to oil prices, and an unfavorable mix of product sales." Please quantify the impact of

these individual changes so that readers can better understand the effects that each underlying factor has on sales or income from continuing operations. Refer to Item 303(a)(3)(i)-(iv) of Regulation S-K.

29. We note that your consolidated gross profit percentage has steadily decreased over the past five years. Please expand your disclosures to specifically address this negative trend. Disclose whether this trend is expected to continue and the specific competitive and business factors that constrain management's ability to reverse this trend. Relevant factors could also include the remaining duration of any material long term pricing agreements and the strategies being used to manage your exposure to rising prices.

Liquidity and Capital Resources, page 30

30. Please disclose whether you are in compliance with the financial ratios in your debt instruments.

Critical Accounting Policies, page 34

31. Your critical accounting policies and estimates section is to focus on those estimates that are critical to your consolidated financial statements. The discussion is to include a discussion of the material assumptions you made in arriving at the critical estimate and to also advise an investor of the financial statement impact if actual results differ from the estimate made by management. You state that you base your estimates on historical experience and on various other assumptions you believe are reasonable under the circumstances. However, we note your discussion does not convey to an investor what the material assumptions are to arrive at these estimates. Furthermore, your discussion does not address the impact to the consolidated financial statements if actual results differ from your estimates. Please ensure that all of your critical estimates identified include this type of discussion in future filings. Consider commenting on your historical experience between estimates made and actual results.

Pension Liabilities, page 36

32. You state that certain actuarial assumptions, such as the discount rate and expected long-term rate of return, have a significant effect on the amounts reported for net periodic pension cost and the related benefit obligations. Disclose what those significant effects are. In this regard, disclose the impact of a plus or minus 1% change in the discount rate, expected rate of return on plan assets, and rate of compensation increase. In addition, we note that your expected return on plan assets is 8%. Expand your disclosures to help readers understand why you believe 8% is a reasonable rate of return reasonable in light of your plan asset allocation of 52% equity securities and 30% debt securities.

Controls and Procedures, page 36

33. You indicate in the third material weakness you identified that as a result of the fact that your controls over the identification and recording of fixed asset disposals did not operate effectively, the Company failed to identify that it had not appropriately recorded all disposals of property and equipment in accordance with Concept 5. Disclose in greater detail the nature of this material weakness and quantify how your financial statements were impacted for all periods presented.

Business, page 39

34. Please describe the practices of the company and the industry relating to working capital items (e.g., inventory and rebates). *See* Item 101(c)(1)(vi) of Regulation S-K. In addition, please describe any risks related to inventory obsolescence.

Certain Relationships and Related Transactions, page 58

35. We note that you reimbursed Odyssey for travel, lodging and meals. Please describe any agreement with Odyssey for such reimbursements or any other transactions as set forth in Item 404 of Regulation S-K.

Employment, page 58

36. Please file the loan agreements with Messrs. Ciccarelli, Bartholomae and Kaler as exhibits. Also clarify whether these loans will be forgiven or repaid prior to the date the registration statement becomes effective. See Section 13(k) of the Exchange Act.

Management Stockholders' Agreement, page 58

37. Please describe the material terms of the Management Stockholders' Agreement in greater detail, including the terms of the put and call options.

Principal Shareholders, page 59

38. Please identify the natural person or persons who have voting or investment control over the securities that Odyssey beneficially owns. See Interpretation 4S. of Regulation S-K Item 507 in the March 1999 supplement of the manual of publicly available CF telephone interpretations.

Underwriting, page 72

39. Please tell us how and when the underwriter may decide to change the offering price after the offering.

Legal Matters, page 74

40. Please disclose the fair market value of the securities owned, received and to be received, or subject to options, warrants or rights received or to be received by counsel if it exceeds $50,000. See Instruction to Item 509 of Regulation S-K.

Financial Statements

Consolidated Financial Statements for the year ended December 31, 2005

Note (3) Summary of Significant Accounting Policies – Goodwill and Intangibles, page F-10

41. Your disclosures herein and elsewhere throughout your filing do not appear to adequately explain your fourth quarter goodwill impairment charge. Given the significance of this charge, substantive, informative disclosure is required that clearly identifies the specific facts and circumstances that caused management to change its cash flow forecasts and recognize the impairment charge. In this regard, we note the requirements of paragraph 47.a. of SFAS 142 and Sections 501.12.b.4 and 501.14 of the Financial Reporting Codification. At a minimum, please expand your disclosures throughout your filing to clarify/address the following:

- Tell us supplementally and revise your disclosures to clarify why your annual impairment test which you performed at the end of the third quarter of 2005 did not result in a goodwill impairment charge. This discussion should be made in light of the facts and circumstances that led you to update your annual assessment of goodwill recoverability in the fourth quarter of 2005. That is, you disclose that it was necessary to update your annual assessment of goodwill recoverability because the Company's financial performance had been declining over several years and the Company had been unable to consistently sustain positive cash flow. However, these factors do not seem to be specific to your fourth quarter results. Address the need to revise your Quarterly Financial Information presented in Note 14 to reflect the $64 million impairment charge in the third quarter of 2005.
- Disclose the estimated fair value versus the carrying value for the Product Sales and Rental segments as of September 30, 2005 and indicate whether such estimated fair value had been declining over the recent years.
- Your critical accounting estimates section should disclose: how you estimated fair value; significant assumptions related to your estimates, uncertainties associated with your assumptions, and risks of changes to your assumptions; and a sensitivity analysis depicting the effect of a 1% change in these assumptions.
- Identify the significant, critical accounting assumptions that differed between the annual impairment test you performed at the end of the third quarter and the

updated assessment you performed during the fourth quarter that resulted in an impairment charge of $64 million. Disclose the bases for the changes in these assumptions.

- Quantify the material growth rate, discount rate, and historical and forecast cash flow measures that supported the Product Sales and Rental Revenue and Sales of Used Rental Equipment (Rental) segments goodwill impairment tests completed at the end of the third and fourth quarters.

42. It is not clear from your disclosure whether your intangible assets subject to amortization (e.g., non-compete agreements, license agreements and intellectual property) were also reviewed for impairment during the fourth quarter in accordance with paragraph 8 of Statement 144. Please revise your disclosures to clarify.

Note (3) Summary of Significant Accounting Policies – Revenue Recognition, page F-12

43. With reference to SAB Topic 13.A.3, we have the following comments related to your bill and hold revenue recognition policy.

- Tell us (i) why the buyer has ordered on a bill and hold basis, (ii) whether the buyer's business reasons for the bill and hold have introduced a contingency to the buyer's commitment and (iii) whether your custodial risks are insurable and insured.
- Expand your disclosure to clarify whether normal billing and credit terms have been modified for bill and hold transactions. If so, supplementally address for us how this factor was considered in determining the appropriateness of recognizing revenue prior to delivery.
- Expand your disclosure to quantify the amount of bill and hold sales recognized during each period presented.

44. You state that "For transactions where such conditions are not satisfied, revenue is deferred until the terms of acceptance are satisfied." Please revise your disclosure to provide more information regarding this statement. Clarify the nature of any terms of acceptance on your sales agreements. Clarify what you are referring to when you refer to "such conditions." It is unclear whether this disclosure relates to your bill and hold, your normal product sales transactions, or both.

Note (3) Summary of Significant Accounting Policies – Customer Rebates, page F-12

45. Please revise your disclosure to clarify what you mean by "The Company records such rebates as a reduction of revenue in the period the related revenues are recognized." We assume that, as indicated by the guidance in Question 6 of EITF 01-9 Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products), you recognize the rebate obligation as a

reduction of revenue based on a systematic and rational allocation of the cost of honoring rebates earned and claimed to each of the underlying revenue transactions that result in progress by the customer toward earning the rebate. Please revise to clarify. If material, please also disclose the amount of your rebate obligation as of each balance sheet date and address the need to identify this estimated obligation within your critical accounting policies.

Note (5) Common Shares Subject to Put Option, page F-16

46. We note that the common shares subject to the put option are redeemable by the shareholders at their fair market value. Since there is no current market for your common shares, clarify herein or in your critical accounting policies how you and your independent appraiser estimated the $3.0 million fair value as of December 31, 2004 and $0 as of December 31, 2005. Specifically identify the material assumptions and discuss how the uncertainties associated with these assumptions and risk of changes to these assumptions impacted your determination of fair value.

47. We note that as of December 31, 2005 you have valued the Class A common shares subject to put option at zero. Provide a comprehensive discussion in your critical accounting policies to address each significant factor that contributed to the difference in the fair value of these shares as of December 31, 2005 and the estimated IPO price.

48. Clarify the nature of the relationship between the Loans to Shareholders account and the redemption value of your common stock subject to put. In this regard, it is unclear to us why the $2,963,000 reduction in the redemption value of your common stock subject to put during 2005 was reflected as a $4,730,000 increase in your Class A Common Shares and a $1,767,000 reduction in Loans to Shareholders. Address also why the expiration of put options impacted your Loans to Shareholders during 2004.

Note (6) Common Shares – Stock Option Plan, page F-16

49. Clarify whether any options outstanding that, upon exercise, would be settled by issuing common shares subject to redemption. If so, confirm supplementally and revise your disclosures to clarify that such options are accounted for as a liability in accordance with paragraph 32 of SFAS 123R.

Note (6) Common Shares – Treasury Shares and Loans to Shareholders, page F-17

50. You disclose that during 2005 a former employee paid off his loan from the Company. Based on your statement of cash flows, it is unclear whether this was a cash transaction. Please revise your disclosures to clarify.

Note (9) Segment Reporting, page F-22

51. We note that your product sales segment is your most significant segment. Given your business section discussion of the "regionally-focused structure" for your "broad product offering", tell us whether you have aggregated any operating segments, as defined by paragraph 10 of SFAS 131, into your product sales reportable segment. If so, please demonstrate for us how you have met the aggregation criteria set forth in paragraph 17 of SFAS 131. Ensure that you address the sales and gross profit for the last five years for any operating segments that have been aggregated and address any discrepancies in the trends they depict. Please provide us with a representative copy of the discrete financial information that is regularly reviewed by your CODM to make decisions about resources to be allocated and assess performance.

52. We note that you have presented Rental cost of sales and Used equipment cost of sales. We also note that Rental cost of sales includes depreciation. As such, we do not understand why it is not practicable to allocate the depreciation expense between the rental and used rental equipment segments. Please advise and revise your disclosures to clarify.

Note (15) Restatement of Previously Issued Financial Statements, page F-26

53. Please expand your disclosure to more fully explain the nature of the adjustments that were necessary due to the put options as set forth in the Management's Stockholders' Agreement. Fully discuss the nature of the Loans to shareholders and why adjustments to this line item were necessary.

54. Please expand your disclosure to better explain the terms of the purchase agreements for rental equipment that led to the conclusion that these purchase agreements should be recorded as capital leases.

Condensed Consolidated Financial Statements for the six months ended June 30, 2006

General

55. To the extent applicable, address the above comments as they relate to these interim financial statements.

Note (2) Accounting Policies (c) Rental Equipment, page F-33

56. Expand your disclosure to identify the nature of the "certain families of rental equipment" and why it was necessary to change the estimate of depreciable lives. Specifically address the facts and circumstances that led to the significant change of 3 years to 15 years.

(4) Stock-Based Compensation Plans, page F-35

57. We note you granted 464,157 restricted Class A common shares to certain executives on June 30, 2006 and that your estimated fair value of these shares was $1.50 per share. Expand your disclosures to address how you determined the fair value of these shares to be $1.50. Please address the reasonableness of this fair value in light of your estimated IPO price.

58. Notwithstanding the above comment, given the $1.50 fair value of the restricted Class A common shares, tell us why the 693,724 Class A common shares subject to put outstanding as of June 30, 2006 have not been recorded at this per share fair value amount rather than zero. Refer to paragraph 31 of SFAS 123R.

Form 10-K for the year ended December 31, 2005

Note (3) Summary of Significant Accounting Policies – Goodwill and Intangibles

59. We note your disclosure regarding your annual assessment of goodwill recovery. You indicate that your financial performance has gradually deteriorated over several years due to a general decline in non residential construction activity and rising costs such as steel and fuel. You also indicate that the company has been unable to consistently sustain positive cash flow and its future ability to do so is uncertain. As a result of these facts, you recorded an estimated impairment charge of $64 million to reduce the carrying value of goodwill to its estimated implied fair value. We have the following comments regard this impairment charge.

- We are concerned that investors may have been surprised by this charge, which significantly increased your stockholders' deficit and was 97% of fiscal year 2005 operating loss. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and may require specific disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB Topic 5:P.4. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss."
- In reading your prior disclosures, there does not appear to be any disclosure regarding the implications of adverse events and/or underperformance in your Product Sales or Rental Revenue and Sales of Used Rental Equipment (Rental) segments. In fact, your disclosures regarding Product Sales which, in

part stated that, "The decrease in product sales was due to a decrease in unit volume due to unusually strong demand in the first half of 2004 due to customers buying ahead of our sales price increases and concerns over availability of steel-based products. Sales in the first nine months of 2005 also suffered lower demand in our markets from adverse winter weather in the first half and hurricanes Katrina and Rita in the third quarter. We also believe certain of our customers curtailed purchases in the first nine months of 2005 in expectation of lower steel prices later in the year. Price increases implemented throughout 2004 helped to offset most of the volume decline" seem to indicate to investors that your decrease in Product Sales was a temporary trend. This disclosure may indicate to an investor that management had no uncertainties with regard to the recoverability of Product Sales long-lived assets, particularly goodwill.

- Finally, your Critical Accounting Policies and Estimates in your Form 10-Q for the quarter ended September 30, 2005 contains the following boilerplate type disclosure: "On an on-going basis, we evaluate our estimates, including those related to...long-lived assets...and litigation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. There have been no material changes in our policies or estimates since December 31, 2004."   We note that you did not provide any disclosure regarding whether the fair values of your long-lived assets were declining and/or whether fair values were sufficiently close to carrying value to warrant concern regarding potential future impairment.   The lack of this disclosure may indicate to an investor that the estimated fair value of the reporting unit exceeded the carrying value in a sufficient amount that goodwill impairment was not reasonably possible.

60. Please clarify for us why there was no specific, prior disclosure regarding a material uncertainty over the recoverability of the Product Sales and Rental goodwill asset. Describe the specific factors considered by management at September 30, 2005 in assessing the likelihood of future goodwill impairment.

Recent Sales of Unregistered Securities, page II-2

61. For each transaction, state the aggregate amount of consideration received by the company. See Item 701(c) of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jenn Do at (202) 551-3743 or in her absence, Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Chris Edwards at (202) 551-3742 or me at (202) 551-3760 with any other questions.

      Sincerely,

      Pamela A. Long
      Assistant Director

cc: Kirk A. Davenport II, Esq.
      Latham & Watkins LLP
      885 Third Avenue, Suite 1000
      New York, NY 10022-4834